Filed Pursuant to Rule 424(b)(3)
Registration No. 333-282556

PROSPECTUS SUPPLEMENT NO. 3
(to Prospectus dated October 16, 2024)

Up to 660,000 Ordinary Shares
Up to 1,705,798 Ordinary Shares by the Selling Securityholders
Up to 21,112 Warrants by the Selling Securityholders

This Prospectus Supplement No. 3 updates, amends, and supplements the prospectus dated October 16, 2024 (as amended and supplemented, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-282556). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend, and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2024 (the “Report”). Accordingly, we have included the Report in this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

New Silexion’s ordinary shares and warrants are listed on The Nasdaq Stock Market LLC under the symbols “SLXN” and “SLXNW,” respectively. On November 27, 2024, the last reported sales price of the ordinary shares was $0.285 per share, and on November 27, 2024, the last reported sales price of the warrants was $0.0218 per warrant. Each of those prices reflect market prices prior to the one-for-nine reverse share split that New Silexion effected prior to the start of trading on November 29, 2024. Please check the current market price of the ordinary shares and warrants before entering into transactions in New Silexion's securities.

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K, and an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company disclosure and reporting obligations. See “Prospectus Summary — Implications of Being a Smaller Reporting Company and Emerging Growth Company” in the Prospectus for additional information.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 29, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 29, 2024 (November 27, 2024)

Silexion Therapeutics Corp
(Exact name of registrant as specified in its charter)

Cayman Islands	001-42253	N/A
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

12 Abba Hillel Road Ramat-Gan, Israel	5250606
(Address of principal executive offices)	(Zip Code)

+972-8-6286005
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0009 per share	SLXN	NASDAQ
Warrants exercisable for Ordinary Shares at an exercise price of $103.50 per share	SLXNW	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03. Material Modification to Rights of Security Holders.

In connection with the 1-for-9 reverse share split of all of its issued and outstanding, and authorized but unissued, ordinary shares (the “Reverse Share Split”) described in Item 5.03 below, on November 29, 2024, Silexion Therapeutics Corp (the “Company”) issued a notice (the “Warrant Adjustment Notice”) to holders of its warrants to purchase ordinary shares (the “Warrants”). In the Warrant Adjustment Notice, the Company notified Warrant holders that the Company has made the following adjustments to its outstanding Warrants, effective after the close of trading on November 27, 2024, as to be reflected in the Warrants upon the open of trading on November 29, 2024:

•
The number of ordinary shares issuable upon the exercise of each pre-Reverse Share Split Warrant to purchase one ordinary share will decrease proportionately to the Reverse Share Split ratio, resulting in each such Warrant being exercisable for 1/9th of an ordinary share following the Reverse Share Split; and

•
The exercise price of each post-Reverse Share Split Warrant to purchase one whole post-Reverse Share Split ordinary share will be proportionately increased nine-fold (relative to a pre-Reverse Share Split Warrant to purchase one pre-Reverse Share Split ordinary share), to $103.50 per post-Reverse Share Split ordinary share.

The Warrant Adjustment Notice was provided by the Company pursuant to the terms of the Warrant Agreement, dated February 19, 2021 (the “Warrant Agreement”), by and between Moringa Acquisition Corp, a Cayman Islands exempted company (“Moringa”) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”).  Moringa’s rights and obligations under the Warrant Agreement were assigned to, and assumed by, the Company pursuant to that certain Assignment, Assumption and Amendment Agreement, dated as of August 15, 2024, by and among Moringa, the Company and the Warrant Agent as part of the business combination transactions that were completed on August 15, 2024.

The Company will not issue fractional shares upon exercise of Warrants to purchase fractional shares following the Reverse Share Split, as any such fractional shares issuable under a Warrant will be rounded up (on the level of brokers that are DTC participants) to the nearest whole number of ordinary shares. Issuance of that rounded number of ordinary shares will be subject to payment of the full exercise price for that whole number of underlying ordinary shares.

The CUSIP number for the Warrants will remain G1281K 114 and the trading symbol for the Warrants will continue to be “SLXNW” even following the foregoing adjustments to the Warrants.

A copy of the Warrant Adjustment Notice is filed as Exhibit 4.1 hereto, and is incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

As previously reported by the Company, at the Extraordinary General Meeting (reconvened) of the Company held on November 19, 2024, the Company’s shareholders approved the Reverse Share Split (as described in Item 3.03 above).

On November 27, 2024, the Company’s Board of Directors, acting pursuant to that approval by the Company’s shareholders, effected the Reverse Share Split following the close of trading on the Nasdaq Global Market  through the filing of a certificate with the Companies Registry of the Cayman Islands that served as an effective amendment to the Company’s Amended and Restated Memorandum of Association (the “Memorandum Amendment”). As a result of that filing, the authorized share capital of the Company remains at $20,000, now consisting of 22,222,222 ordinary shares, and the par value of the ordinary shares has increased from $0.0001 per share to $0.0009 per share. In addition, the number of issued and outstanding ordinary shares has decreased at a ratio of 1-for-9.

The Reverse Share Split became effective after the close of business on November 27, 2024, and the Company’s ordinary shares will begin trading on a Reverse Share Split-adjusted basis on the Nasdaq Global Market under the existing ticker symbol “SLXN” at the market open on November 29, 2024. After the Reverse Share Split, the trading symbol for the Company’s ordinary shares will continue to be “SLXN.” The new CUSIP number for the Company’s ordinary shares is G1281K 122.

The above description of the Memorandum Amendment and the Reverse Share Split is a summary of the material terms thereof and is qualified in its entirety by reference to the Memorandum Amendment, a copy of which is attached as Exhibit 3.1 hereto, as filed with the Companies Registry of the Cayman Islands on November 27, 2024.

Item 8.01 Other Events.

The information set forth in Items 3.03 and 5.03 is hereby incorporated by reference into this Item

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

3.1	Memorandum Amendment, dated November 27, 2024.

4.1	Warrant Adjustment Notice, dated November 29, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SILEXION THERAPEUTICS CORP

Date: November 29, 2024	/s/ Ilan Hadar
	Name:	Ilan Hadar
	Title:	Chief Executive Officer

Exhibit 3.1

 REGISTERED OFFICE CERTIFICATE
OF
SILEXION THERAPEUTICS CORP
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

We, Conyers Trust Company (Cayman) Limited, Registered Office of Silexion Therapeutics Corp (the “Company”) DO HEREBY CERTIFY that the following is a true extract of the ordinary resolution passed at an extraordinary general meeting by the shareholders of the Company dated November 19th 2024 and that such resolution has not been modified.

“Proposal No. 1
Reverse Split Proposal

RESOLVED, as an ordinary resolution, that, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of regaining compliance with the minimum bid price requirement for the continued listing of the ordinary shares of the Company on The Nasdaq Global Market, the authorized share capital of the Company be consolidated as follows:

from US$20,000 divided into 200,000,000 ordinary shares of a par value of US$0.0001 each,

to US$20,000 divided into 22,222,222 ordinary shares of a par value of US$0.0009 each.”

_____________________________________________
Mesha Christian
for and on behalf of
Conyers Trust Company (Cayman) Limited
Registered Office

Dated this 27th November 2024

Exhibit 4.1

SILEXION THERAPEUTICS CORP
November 29, 2024

Notice to Warrant Holders

Dear Warrant Holder:

Reference is made to that certain Warrant Agreement (the “Warrant Agreement”), dated as of February 19, 2021, by and between Moringa Acquisition Corp, a Cayman Islands exempted company (“Moringa”) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), under which the rights and obligations of Moringa were assigned to, and assumed by, Silexion Therapeutics Corp (formerly known as  Biomotion Sciences) (the “Company”) pursuant to that certain Assignment, Assumption and Amendment Agreement, dated as of August 15, 2024, by and among Moringa, the Company and the Warrant Agent. All capitalized terms not separately defined in this Notice shall have the same meanings as defined in the Warrant Agreement.

We are writing to inform you, as a registered holder of one or more Warrants, that the Company has effected a reverse share split of the issued and outstanding ordinary shares of the Company, par value $0.0001 per share (the “Reverse Share Split”). The Board of Directors and shareholders of the Company have approved the Reverse Share Split at a ratio of one (1) post-Reverse Share Split share for every nine (9) pre-Reverse Share Split shares and the Reverse Share Split became effective following the close of trading on the Nasdaq Global Market (“Nasdaq”) on November 27, 2024 (the “Effective Date”). The Company’s ordinary shares will begin trading on Nasdaq on a post-Reverse Share Split basis under the Company’s existing trade symbol “SLXN”, at the market open on November 29, 2024.

The Reverse Share Split has also resulted in a proportional decrease in the number of authorized ordinary shares and a proportional increase in the par value of the ordinary shares in accordance with the Reverse Share Split ratio. Following the effectiveness of the Reverse Share Split, the Company is now authorized to issue 22,222,222 ordinary shares, par value US$0.0009 per ordinary share.

Prior to the Effective Date, each whole Warrant was exercisable for one (1) ordinary share of the Company at a Warrant Price of $11.50 per share. Pursuant to Sections 4.2 and 4.3 of the Warrant Agreement, as of the Effective Date, each then-outstanding whole Warrant will be adjusted such that (subject to any future adjustment pursuant to the Warrant Agreement’s terms):

•
the number of ordinary shares issuable upon exercise of each whole pre- Reverse Share Split Warrant shall be decreased in proportion to the decrease of the number of issued and outstanding ordinary shares of the Company following the Reverse Share Split, resulting in such Warrant being exercisable for one-ninth (1/9) of an ordinary share; and

•
the Warrant Price (for the exercise of each post- Reverse Share Split Warrant for one whole underlying ordinary share) shall be adjusted by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be one (1) (i.e., the number of ordinary shares purchasable upon the exercise of one whole Warrant immediately prior to such adjustment), and (y) the denominator of which shall be one-ninth (1/9) (i.e., the number of ordinary shares so purchasable immediately thereafter), resulting in an adjusted Warrant Price of $103.50 per post-Reverse Share Split ordinary share.

In accordance with Section 4.6 of the Warrant Agreement, the Company will not issue fractional shares upon exercise of Warrants following the Reverse Share Split. If, by reason of the adjustments to the Warrants made in relation to the Reverse Share Split, the holder of any Warrant who is a participant in the Depository Trust and Clearing Corporation system would be entitled, upon the exercise of such Warrant, to receive a fractional interest in an ordinary share, the Company will, upon such exercise and payment of the full exercise price for the rounded number of shares, round up to the nearest whole number the number of ordinary shares to be issued to the Warrant holder.

The Reverse Share Split was approved by the shareholders of the Company at an extraordinary general meeting initially held on November 12, 2024, which was adjourned and reconvened on November 19, 2024.

If you should have any questions, please do not hesitate to contact either of the below contacts via email at:

Silexion Therapeutics Corp
Ms. Mirit Horenshtein Hadar, CFO
mirit@silexion.com

ARX | Capital Markets Advisors
North American Equities Desk
silexion@arxadvisory.com